EXHIBIT 7.1

Computation of Ratio of Net Debt to Shareholders’ Equity

The computation of Net Debt to Shareholders’ Equity ratio as of March 31, 2005 and 2006 is as follows:

	March 31, 2005	March 31, 2006
	(Rs. Millions)
Long-term Debt	25,632.7	27,203.3
Short-term Debt (including current portion)	2,866.5	9,438.1
Total Debt	28,499.2	36,641.4

Cash and Cash Equivalents	4,873.3	6,315.9
Short-term deposits with banks	15,731.2	4,914.8
Mutual Fund Units	10,655.6	2,704.7
Total Investible Surplus	31,260.1	13,935.4

Net Debt	(2,760.9)	22,706.0

Shareholders’ Equity	56,409.2	81,015.8

Net Debt/Shareholders’ Equity	(0.05)	0.28